================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              -------------------

                                (AMENDMENT NO. 2)


                             PINNACLE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


 COMMON STOCK, NO PAR VALUE                                       723481107
-------------------------------                                ----------------
(Title of class of securities)                                  (CUSIP number)


                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 22, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                              (Page 1 of 24 Pages)
                       (Exhibit Index appears on page 22)


================================================================================

--------------------------------            ------------------------------------
CUSIP No. 723481107                  13D                      Page  2 of 24
--------------------------------            ------------------------------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                           IRWIN L. JACOBS

           S.S. OR I.R.S. IDENTIFICATION NO.               ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  PF, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                     345,400
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                   47,000*
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                345,400
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      345,400
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            4.59%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

         * Mr. Jacobs disclaims beneficial ownership of such 47,000 shares. See Items 5(b) and 6 hereof.

-------------------------------------            -------------------------------
CUSIP No. 723481107                      13D                   Page 3 of 24
-------------------------------------            -------------------------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                        ALEXANDRA JACOBS

           S.S. OR I.R.S. IDENTIFICATION NO.                     ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  PF, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                    10,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                  0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:               10,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     10,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.13%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

-----------------------------------            ---------------------------------
CUSIP No. 723481107                    13D                      Page 4 of 24
-----------------------------------            ---------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                MELINDA A. JACOBS-GRODNICK

           S.S. OR I.R.S. IDENTIFICATION NO.                     ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                      5,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                    0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                 5,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       5,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.07%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No. 723481107                  13D                      Page 5 of 24
---------------------------------            -----------------------------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                           RANDI F. JACOBS

           S.S. OR I.R.S. IDENTIFICATION NO.                       ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                    10,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                  0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:               10,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     10,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.13%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No. 723481107                   13D                Page 6 of 24
---------------------------------            -----------------------------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                         TRISHA L. JACOBS

           S.S. OR I.R.S. IDENTIFICATION NO.                      ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                     20,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                   0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                20,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      20,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.27%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

----------------------------------            ----------------------------------
CUSIP No. 723481107                   13D                   Page 7 of 24
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:          IRWIN L. JACOBS IRREVOCABLE TRUST
                                              FBO MELINDA A. JACOBS-GRODNICK

           S.S. OR I.R.S. IDENTIFICATION NO.                        41-6274610
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  WC, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             MINNESOTA
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                      8,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                    0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                 8,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       8,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.11%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           OO

--------------------------------------------------------------------------------

------------------------------------            --------------------------------
CUSIP No. 723481107                     13D              Page 8 of 24
------------------------------------            --------------------------------


--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSON:       IRWIN L. JACOBS IRREVOCABLE TRUST
                                            FBO RANDI F. JACOBS

            S.S. OR I.R.S. IDENTIFICATION NO.                     41-6274584
            OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS:                  WC, OO

--------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF                             MINNESOTA
            ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF              7      SOLE VOTING POWER:                    73,100
     SHARES
                      ----------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER:                  0
    OWNED BY
                      ----------------------------------------------------------
      EACH                9      SOLE DISPOSITIVE POWER:               73,100
   REPORTING
                      ----------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     73,100
            REPORTING PERSON:

--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.97%

--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON:                           00

--------------------------------------------------------------------------------

------------------------------------            --------------------------------
CUSIP No. 723481107                     13D               Page 9 of 24
------------------------------------            --------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:          IRWIN L. JACOBS IRREVOCABLE TRUST
                                              FBO TRISHA L. JACOBS

           S.S. OR I.R.S. IDENTIFICATION NO.                         41-6274609
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  WC, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             MINNESOTA
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                     60,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                   0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                60,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      60,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            0.80%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           00

--------------------------------------------------------------------------------

----------------------------------            ----------------------------------
CUSIP No. 723481107                   13D                   Page  10 of 24
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:             JACOBS MANAGEMENT CORPORATION

           S.S. OR I.R.S. IDENTIFICATION NO.                       41-1458571
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  WC, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             DELAWARE
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                     20,000
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                   0
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                20,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      20,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            0.27%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           CO

--------------------------------------------------------------------------------

----------------------------------            ----------------------------------
CUSIP No. 723481107                   13D                Page 11 of 24
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                   ROGER R. CLOUTIER, II

           S.S. OR I.R.S. IDENTIFICATION NO.                        ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  PF, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                       0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                     12,000
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                  12,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:                0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        12,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            0.16%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

------------------------------------            --------------------------------
CUSIP No. 723481107                      13D               Page 12 of 24
------------------------------------            --------------------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                       DANIEL T. LINDSAY

           S.S. OR I.R.S. IDENTIFICATION NO.                     ###-##-####
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  PF, OO

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF                             UNITED STATES
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                      0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                    25,000
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:                 25,000
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:               0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       25,000
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           0.33%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

----------------------------------            ----------------------------------
CUSIP No. 723481107                   13D                 Page 13 of 24
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSON:                     GRANT E. OPPEGAARD

            S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
            OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS:                  PF, OO

--------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF                             UNITED STATES
            ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF              7      SOLE VOTING POWER:                     0
     SHARES
                      ----------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER:                   10,000
    OWNED BY
                      ----------------------------------------------------------
      EACH                9      SOLE DISPOSITIVE POWER:                10,000
   REPORTING
                      ----------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                      10,000
            REPORTING PERSON:

--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          0.13%

--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON:                           IN

--------------------------------------------------------------------------------

               This Statement (this "Statement") amends the Statement on
Schedule 13D, as amended by Amendment No. 1 thereto, previously filed by Irwin
L. Jacobs ("ILJ"), Alexandra Jacobs ("AJ"), Melinda A. Jacobs-Grodnick ("MJG"), Randi F. Jacobs ("RFJ"), Trisha L. Jacobs ("TLJ"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Melinda A. Jacobs-Grodnick (the "MJG Trust"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Randi F. Jacobs (the "RFJ Trust"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Trisha L. Jacobs (the "TLJ Trust" and, collectively with the MJG Trust and the RFJ Trust, the "Trusts"), Jacobs Management Corporation ("JMC"), Roger R. Cloutier, II ("RRC"), Daniel T. Lindsay ("DTL") and Grant E. Oppegaard ("GEO" and, collectively with ILJ, AJ, MJG, RFJ, TLJ, the Trusts, JMC, RRC and DTL, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of common stock, no par value (the "Shares"), of Pinnacle Systems, Inc., a California corporation (the "Company").


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               In 1996, ILJ purchased an aggregate of 252,800 Shares for an aggregate consideration (including brokerage commissions) of approximately $2,754,180.81. In January 1997, ILJ purchased an additional 43,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $460,957.10. In February 1997, ILJ purchased an additional 19,600 Shares for an aggregate consideration (including brokerage commissions) of approximately $238,630.00. ILJ acquired all such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies & Company, Inc. ("Jefferies"). In April 1997, ILJ purchased an additional 30,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $383,759.00. ILJ acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Piper Jaffray Inc.

               In 1996, AJ purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $102,500.00. AJ acquired such Shares by using equal amounts of personal funds and borrowings from her margin account at Jefferies.

               In 1996, MJG purchased 5,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $48,750.00. MJG acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, RFJ purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $97,500.00. RFJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, TLJ purchased 20,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $195,000.00. TLJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, the MJG Trust purchased 5,000 Shares for an aggregate consideration (including brokerage commissions) of $65,625.00. The MJG Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies. In January 1997, the MJG Trust purchased an additional 3,000 Shares for an aggregate consideration (including brokerage commissions) of $30,900.00. The MJG Trust acquired such additional Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from its margin account at Jefferies.

               In 1996, the RFJ Trust purchased 60,000 Shares for an aggregate consideration (including brokerage commissions) of $643,750.00. In April 1997, the RFJ Trust purchased an additional 13,100 Shares for an aggregate consideration (including brokerage commissions) of $170,955.00. The RFJ Trust acquired all such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

               In 1996, the TLJ Trust purchased 50,000 Shares for an aggregate consideration (including brokerage commissions) of $606,750.00. The TLJ Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies. In April 1997, the TLJ Trust purchased an additional 10,000 Shares for an aggregate consideration (including brokerage commissions) of $130,500.00. The TLJ Trust acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from its margin account at Jefferies.

               In 1996, JMC purchased 20,000 Shares for an aggregate consideration (including brokerage commissions) of $247,874.00. JMC acquired such Shares by using equal amounts of available working capital and borrowings from its margin account at Jefferies.

               In December 1996 and January 1997, RRC purchased an aggregate of 12,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $126,120.00. RRC acquired 2,000 of such Shares by using personal funds and acquired the other 8,000 Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.

               In January 1997, DTL purchased 25,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $254,967.50. DTL acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.

               In January 1997, GEO purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $101,987.00. GEO acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of April 22, 1997, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth below represent the percentage of the outstanding Shares of the Company (based on a total of 7,523,380 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1996) beneficially owned by the Reporting Persons.

                                                       Percent of
Reporting                     Number of                Outstanding
Person                        Shares                   Shares
----------------              --------------           -----------------

ILJ                           345,400                  4.59%

AJ                            10,000                   0.13%

MJG                           5,000                    0.07%

RFJ                           10,000                   0.13%

TLJ                           20,000                   0.27%

The MJG Trust                 8,000                    0.11%

The RFJ Trust                 73,100                   0.97%

The TLJ Trust                 60,000                   0.80%

JMC                           20,000                   0.27%

RRC                           12,000                   0.16%

DTL                           25,000                   0.33%

GEO                           10,000                   0.13%


               As of April 22, 1997, the Reporting Persons beneficially owned an aggregate of 598,500 Shares, representing approximately 7.96% of the outstanding Shares.

               (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. Pursuant to the agreements described in Item 6 below, ILJ may be deemed to share voting power with respect to the Shares owned by each of RRC, DTL and GEO; however, ILJ disclaims beneficial ownership of such Shares.

               (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix C hereto and incorporated herein by reference. All such transactions were effected through the open market.

               (d)-(e)  Not applicable.


ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Each of RRC, DTL and GEO has an oral agreement with ILJ to vote their Shares in the same manner as ILJ votes his Shares. Except as set forth in the immediately preceding sentence, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               The following are filed herewith as exhibits to this Statement.

               1. Agreement among the signatories of this Statement with respect to its filing.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 25, 1997                      /s/ Irwin L. Jacobs
                                            -----------------------------------
                                            Irwin L. Jacobs

                                            /s/ Alexandra Jacobs
                                            -----------------------------------
                                            Alexandra Jacobs

                                            /s/ Melinda A. Jacobs-Grodnick
                                            -----------------------------------
                                            Melinda A. Jacobs-Grodnick

                                            /s/ Randi F. Jacobs
                                            -----------------------------------
                                            Randi F. Jacobs

                                            /s/ Trisha L. Jacobs
                                            -----------------------------------
                                            Trisha L. Jacobs

                                            Irwin L. Jacobs Irrevocable Trust
                                            FBO Melinda A. Jacobs-Grodnick

                                            By: /s/ David Mahler
                                            -----------------------------------
                                            David Mahler, Trustee

                                            Irwin L. Jacobs Irrevocable Trust
                                            FBO Randi F. Jacobs

                                            By: /s/ David Mahler
                                            -----------------------------------
                                            David Mahler, Trustee

                                            Irwin L. Jacobs Irrevocable Trust
                                            FBO Trisha L. Jacobs

                                            By: /s/ David Mahler
                                            -----------------------------------
                                            David Mahler, Trustee

                                            Jacobs Management Corporation

                                            By: /s/ Irwin L. Jacobs
                                            -----------------------------------
                                            Irwin L. Jacobs, President

                                            /s/ Roger R. Cloutier, II
                                            -----------------------------------
                                            Roger R. Cloutier, II

                                            /s/ Daniel T. Lindsay
                                            -----------------------------------
                                            Daniel T. Lindsay

                                                                   Appendix C


                    Transactions By the Reporting Persons in
           Pinnacle Systems, Inc. Common Stock During the Past 60 Days



                                 Irwin L. Jacobs
                                 ---------------

           Number of Shares       Price Per
Date       Bought                 Share($)      Commission($)     Total Cost($)
----       ----------------       --------      -------------     -------------

4/21/97    10,000                 13.125        4.50              131,254.50
4/22/97    20,000                 12.625        4.50              252,504.50




                        Irwin L. Jacobs Irrevocable Trust
                               FBO Randi F. Jacobs
                               -------------------

            Number of Shares      Price Per
Date        Bought                Share($)      Commission($)     Total Cost($)
----        ----------------      --------      -------------     -------------

4/21/97     13,100                13.050          0.00            170,955.00




                        Irwin L. Jacobs Irrevocable Trust
                              FBO Trisha L. Jacobs
                              --------------------

            Number of Shares      Price Per
Date        Bought                Share($)      Commission($)     Total Cost($)
----        ----------------      --------      -------------     -------------

4/21/97     10,000                13.050         0.00             130,500.00

                                  Exhibit Index

Exhibit                                                                   Page
-------                                                                   ----

  1.    Agreement among the signatories
        to this Statement with respect to its filing.......................23